

Mail Stop 4546

October 26, 2016

<u>Via E-mail</u>
Ms. Maria Teresa Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock
Dublin, D17 E400
Ireland

      Re: Allergan plc
             Form 8-K
             Filed August 8, 2016
             File No. 001-36867

Dear Ms. Hilado:

We have reviewed your October 17, 2016 response to our comment letter and have the following comments.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2016 letter.

<u>Exhibit 99.1 Press Release dated August 8, 2016</u>

<u>General</u>

1.   You indicate in response to prior comment 1 that you use non-GAAP net income attributable to shareholders as an operating and performance measure and not as a liquidity measure. Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations made clear, however, that whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, not on how management chooses to characterize it. Your non-GAAP measure bears a striking resemblance to your cash flows and differs drastically, including directionally, from your GAAP net income from continuing operations. For example, your non-GAAP net

income was $2,650.3 million for the six months ended June 30, 2016 while your GAAP cash flows from operating activities were $2,601.0 million. In order to convert your GAAP net loss from continuing operations for the same period of $514.8 million to non-GAAP net income, you eliminated almost $3.2 billion of mostly non-cash charges. We believe that your per share presentation is inconsistent with both Commission and staff guidance and should be discontinued.

Table 5

2.   Although you indicate in response to prior comment 4 that your non-GAAP income tax adjustments are made consistent with the guidance in Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, this guidance also provides that income tax adjustments should be clearly explained. Please revise your future earnings release presentations to clearly explain, for example:
   - Why your effective non-GAAP tax rate for the first six months of 2016 is 8.3% when your statutory rate is 12.5% and you have operations in higher tax rate jurisdictions, such as the U. S. In your disclosure indicate the nature and general location of your operations in lower tax rate jurisdictions; and
   - What comprises the $72.3 million tax benefit reflected as "discrete income tax events" in Table 5 for the first six months of 2016.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance